Exhibit 99.6

BCM RESOURCES CORPORATION

MANAGEMENT DISCUSSION AND ANALYSIS

For the Three Months Ended November 30, 2008

The following is a discussion and analysis of the consolidated financial condition and operating results of BCM Resources Corporation (the “Company”) for the three months ended November 30, 2008. The discussion should be read in conjunction with the unaudited interim financial statements of the Company and the notes thereto for the three months ended November 30, 2008 and the audited consolidated financial statements for the period ended August 31, 2008. The unaudited interim financial statements are prepared under Canadian generally accepted accounting principles and include the operating results of the Company and its subsidiaries. Unless expressly stated otherwise, all financial information is presented in Canadian dollars.

OVERVIEW

The Company is in the business of acquiring, exploring and evaluating mineral resource properties. At present, the Company is in the exploration stage and has interests in resource properties located in the Skeena and Omineca Mining Divisions in British Columbia.  The Company has not yet had any revenue from the exploration activities on its properties, nor has the Company yet found that development activity is warranted on any of its properties.  There can be no assurance that current exploration programs will result in the discovery of economically viable quantities of ore.

The Company has an option to acquire 10 mineral claims pursuant to an agreement dated June 15, 2005 and amended by agreement dated May 29, 2006 with Nicholas Carter (“Carter Property Agreement”). As consideration the Company agreed to deliver to Carter the payments, shares and royalties as set out in the financial statements.

Subsequently the company acquired additional mineral claims adjacent to existing properties and more than doubled its holdings in the area of the Shan property.  Additional mineral claims with an area of 11,300 acres, adjacent to its Shan Molybdenum discovery, were staked and increased the total area of BCM’s 100% owned claims in the Shan region to 18,790 acres. The Shan properties are referred to as Shan South, Shan North and the McRae block.

ACTIVITIES OF THE COMPANY

The Company is concentrating its efforts in 2008 on exploration for molybdenum in the Terrace area of northern British Columbia.  The Shan Property 24 kilometres north east of Terrace has received substantial attention in the current fiscal year.

Exploration during the calendar year 2008 at Shan South has expanded the area of known molybdenum mineralization surrounding the Las Margaritas molybdenum discovery zone to a size of approximately 4 by 2 kilometres.  Within this region, five zones of anomalous molybdenum values, all of similar size and geological character to the Las Margaritas discovery zone were outlined. The Las Margaritas molybdenum mineralization is mainly hosted by granitic rocks and is partially concealed beneath volcanic cover.

Three geochemical exploration techniques were employed during the past field season at Shan South :

Soil samples: Soil samples were collected at intervals of about 35 m along east-west lines spaced 100 m or less apart with the objective of detecting areas of minor quartz veining in volcanic cover rocks, similar to those observed in drill holes in the southern part of the Las Margaritas zone. Soils were not collected in one area (Area 1) due to lack of adequate soil development.

Moss Mat samples: The collection of moss mat samples along drainages, undertaken in part due to scarcity of traditional stream sediments, turned out to be an optimal sample medium for detecting anomalous molybdenum values generated by groundwater circulating along structural trends that also control the location of the streams.  Samples were ashed and subsequently sieved to -100 mesh.  Anomalous values are present in both ashed plant material and the very fine stream sediments trapped in the moss mats.

Rock Samples: Altered rocks and quartz veining in bedrock and subcrop were collected from stream drainages.

These results obtained from the three sample media were combined with information generated from the 3-D modeling of the aeromagnetic survey flown in 2007.  Areas of low magnetic susceptibility present within the anomalous areas outlined by the geochemical survey may indicate magnetite destructive alteration associated with molybdenum mineralization.

Mineralized zones outlined, (see website www.bcmresources.com for reference map):

Area 1: This 1200 x 700 m area, situated 500 m west of the Las Margaritas zone, may represent the southern portion of the Las Margaritas zone offset by post-mineral faulting. Abundant quartz veining in volcanic rock was observed on the ridge top, and analytical results of samples collected from this area ranged from 46 ppm Mo in outcrop to 362 ppm in a float sample.  On the north face of the ridge, the underlying granodiorite is exposed, and while mainly of fresh appearance, sericitic alteration along fractures was found to contain molybdenum values of up to 123 ppm Mo.  Exposures along the major northwest-trending creek draining the ridge returned values of 71 and 83 ppm Mo. Several vertical drill holes near the ridge-top area are recommended to test for an underlying zone of mineralization.

Area 2: This 600 x 400 m area is 200 m north-northwest of the Las Margaritas zone and may represent the western extension of the Triangle Zone.  Soil samples were collected only from the flat top of the ridge, and results ranged up to 202 ppm Mo. Moss mat samples collected along structurally controlled drainages were found to contain highly anomalous Mo values with results ranging up to 658 ppm including several samples of around 100 ppm. This zone of anomalous Mo values is thought to dip gently to moderately northwards and may be near surface along its southern margin based on the analysis of results of stream sediments and soils data.  It is recommended that this zone be tested by shallow vertical drill holes.

Area 3: This 550 x 300 m area, situated 700 m east-northeast of the Las Margaritas zone, may represent the eastern extension of the Triangle Zone.  Soil sample results were as high as 203 ppm Mo and rock samples collected along drainages returned Mo values ranging up to 59 ppm in bedrock samples and 3280 ppm in a grab sample of a quartz-molybdenite vein in subcrop.  Moss mat samples ranged up to 66 ppm Mo. This zone is thought to dip gently to moderately northwards. Several shallow vertical drill holes are recommended to test the area.

Area 4: This 800 x 500 m area is 1500 m east of the Las Margaritas zone and is coincident with an area of anomalous Mo values indicated by earlier stream sediment surveys.  Soil sample results ranged up to 31 ppm Mo, while background values away from the zone were generally in the 1-3 ppm range. Work to date only tested the northern part of the zone but stream sediment results from the 1975 survey indicate values of up to 65 ppm Mo in drainages in the central part of the anomalous area.  One rock sample of an altered granodiorite dyke returned 34 ppm Mo.   This area will be subjected to additional prospecting in the 2009 field season.

Area 5:  This 800 x 500 m area is located 200 m south-southeast of the Las Margaritas zone and is coincident with anomalous Mo values from earlier stream sediment surveys.  Soil samples range up to 75 ppm Mo while altered volcanic rocks contained Mo values of up to a few hundred ppm. A float/subcrop sample of altered rock containing quartz veining returned 1206 ppm Mo. Moss Mat samples for the drainages were all anomalous, ranging from 46 to 701 ppm Mo, with eight of the ten samples above 100 ppm Mo.  This area is considered to be highly prospective and will be tested by a series of relatively shallow drill holes.

SELECTED ANNUAL INFORMATION

The following selected financial information is derived from the audited financial statements and notes thereto.  The information has been prepared in accordance with Canadian GAAP.

	Audited Results for the Year ended August 31, 2006	Audited Results for the Year ended August 31, 2007	Audited for the Year ended August 31, 2008
Total revenue	Nil	Nil	Nil
Earnings (loss) before extraordinary items(1)
Total	(165,317)	(1,112,774)	(924,230)
Per Share (1)	(0.06)	(0.11)	0.02
Total assets	549,375	5,250,089	4,943,706
Total long-term debt	Nil	Nil	Nil
Total shareholders’ equity (deficiency)	176,182	5,161,216	4,922,260
Capital Stock	341,499	5,601,686	5,174,186
Net earnings (loss) for the period
Total	(145,778)	(947,457)	188,544
Per Share	(0.06)	(0.11)	0.02

(1)

The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses per share are the same.

RESULTS OF OPERATIONS

For the three months ended November 30, 2008, total revenues were nil.  Total expenses were $47,780 for the three months ended November 30, 2008. This compares with total expenses of $66,949 for the three months ended November 30, 2007.

SELECTED QUARTERLY FINANCIAL INFORMATION

A summary of the nine most recent quarters is as follows:

	Quarter ended Nov. 30, 2006	Quarter ended Feb. 28, 2007	Quarter ended May. 31, 2007	Quarter ended Aug. 31, 2007	Quarter ended Nov. 30, 2007	Quarter ended Feb. 28, 2008	Quarter ended May 31, 2008	Quarter ended Aug 31, 2008	Quarter ended Nov. 30, 2008
Revenue					Nil	Nil	Nil	Nil	Nil
Net income (loss)	(443,906)	(81,429)	(545,426)	123,304	(40,156)	(94,711)	(66,779)	$390,190	(47,733)
Income (loss) per share	(0.05)	(0.03)	(0.04)	0.01	(0.00)	($0.01)	($0.01)	$0.02	(0.004)

LIQUIDITY AND CAPITAL RESOURCES

As at November 30, 2008 the Company had a working capital surplus of $419,216 ($521,151 surplus at August 31, 2008).  The Company’s current assets include $27,482 in cash on November 30, 2008 ($46,951 – August 31, 2008), $3,252 in GST receivable ($74,174 – August 31, 2008), 389,591 in tax credits receivable ($389,591 – August 31, 2008), term deposits of $13,141 and $10,237 in prepaid expenses. The Company has no other liquid assets as at November 30, 2008.  The Company has total non-current assets of $4,505,311of which $4,488,124 is capitalized exploration expenditures.  Accounts payable have increased to $21,578 on November 30, 2008 from $18,366 on August 31, 2008.

In order to maintain operations and cover administrative costs, the Company will need to raise additional financing. In the past the Company has relied on sales of equity securities to meet its cash requirements.  There can be no assurance that additional funding from this or other sources will be available in the future to satisfy operational requirements and cash commitments.

SHARE CAPITAL

The total number of shares outstanding as at November 30, 2008 was 12,175,511.

There were 1,035,000 stock options outstanding, exercisable at a weighted average price of $0.85 per share and having an average weighted life of   3.07 years.

 On November 30, 2008 the Company had no share purchase warrants outstanding.

RELATED PARTY TRANSACTIONS

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

CHANGES IN ACCOUNTING POLICIES

There has been no change in the Company’s accounting policies during the period.

STOCK OPTIONS

No stock options were exercised during the three months ended November 30, 2008.

ADDITIONAL INFORMATION

Additional information is available on the SEDAR website at www.sedar.com.